

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 28, 2009

Mail Stop 4631

<u>Via U.S. mail</u>

Denis M. Snyder
President
Triangle Castings, Inc.
103 Larkwood Lane
Cary, NC 27518

Re: **Triangle Castings, Inc.**
        Registration Statement on Form S-1
        Filed on: December 4, 2009
        File No.: 333-163499

Dear Mr. Snyder:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Rule 419(a)(2) of Regulation C defines a blank check company as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies" and is issuing penny stock. In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act

Release No. 6932 (April 13, 1992).

Your disclosure indicates the following:

- You are a development stage company with no revenues and have received a going concern opinion from your auditor;

- You issue penny stock;

- You have no operations, nominal assets other than cash and no employees;

- You may be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding;

- The registration statement contains very general disclosure related to the nature of your business plan; and

- You contemplate the issuance of additional shares of your capital stock in connection with future acquisitions (please see "You Will Experience Dilution" risk factor disclosure on page 5).

Moreover, it appears that Mr. Snyder has been involved with companies that have taken no steps to advance the implementation of their disclosed business plan. As an example, we note that Mr. Snyder was an investor in Clear Skies Solar, Inc. (f/k/a Bip Oil, Inc.) and Next Flues, Inc. (f/k/a Clinical Trials of America, Inc.). For example, current Exchange Act reports filed by Clear Skies Solar, Inc. indicate that the company took no steps to advance the implementation of its disclosed business plan of importing, marketing and distributing Greek olive oils, olives and spices in the United States. Within six months of effectiveness of the registration statement, Bip Oil, Inc. changed its business plan, following the merger with Clear Skies Holdings, Inc.

Based on the foregoing and other facts, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please revise the registration statement to comply with Rule 419 of Regulation C.

2. In tabular or other similarly concise format, please identify all other registration statements of companies for which Mr. Snyder may have acted as promoter, or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between Mr. Snyder and these companies and their affiliates. Your disclosure should also indicate which companies are now operating entities or dormant, which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

3. If you believe that you do not fall within the definition of a blank check company, please supplementally provide us a detailed explanation as to why Rule 419 of Regulation C does not apply. In addition, please revise your registration

statement to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger or other business combination. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including a <u>specific</u> business plan for the next twelve months. In providing the specific business plan, the disclosure should describe the various steps and funding necessary to take you to operating stage. We may have additional comments following the review of your revised disclosures.

Prospectus Summary, page 1

Overview, page 1

4. Consistent with our comments above, please disclose here that you are a development stage company, have no operations or revenues, have no plans to finance the operation of your business plan, and have received a going concern opinion from your auditor. Please include a risk factor that discusses the going concern opinion.

Risk Factors, page 3

5. Please note that the risk factor disclosure should focus on the most significant, currently material risks that are unique to you and your business. For example:

   - In the first risk factor you discuss introduction of new products and services; however, based on your Business disclosure, it is unclear what products you are referring to and the risks which may be associated with those products; and
   - In the second risk factor it is unclear how future property acquisitions are linked to your currently contemplated business plan.

   Please revise your risk factor disclosure accordingly and remove any implication that you have any operating history, current operations, products or customers. See Item 503(c) of Regulation S-K.

6. Please include appropriate risk factor disclosure with respect to Mr. Snyder's being a controlling shareholder, owning over 74% of the company's stock.

We Need Additional Capital to Develop Our Business, page 3

7. Please disclose here that you have no current plans for additional financing.

Our Future Success is Dependent…, page 4

8. This risk factor appears generic and applicable to any company and industry. Please remove or revise to explain in greater detail your dependence on Mr. Snyder.

Special Note Regarding Forward-Looking Statements, page 6

9. Please remove the word "will" at the end of the first paragraph since it does not constitute forward-looking terminology, but it rather provides assurances of future performance.

Selling Security Holders, page 7

10. Please describe in the filing the material terms of the agreement(s) pursuant to which the shares subject to the registration statement were issued to the selling security holders. Please file any agreement associated with these shares as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Interests of Named Experts and Counsel, page 10

11. Please disclose that Anslow & Jaclin LLP will pass upon the validity of the common stock being offered pursuant to this registration statement.

Description of Business, page 11

General

12. Your disclosure in this section is overly broad and generic. For example, when you discuss "Expected Accomplishments" on page 12, you do not discuss specific projects or deliverables to help investors understand how close you are to generating revenues. Please revise your disclosure to provide detailed qualitative and quantitative disclosure of your business plan and deliverables.

13. Given the lack of a revenue-generating operating history, please revise your disclosure to minimize the subjective language used to describe your business or the status of your business initiatives. The use of such language impairs the ability of investors to objectively evaluate the disclosure regarding your performance and your stage of development. For example, please minimize the use of phrases such as:

   - You cater to the "discriminating" owner;
   - You provide "expert" renovation to create "unique" homes;
   - You utilize "state-of-the-art "renovation techniques and practices; and

- You seek to become a "developer."

14. We note that in the company's website, www.trianglecasting.com, there is disclosure that Mr. Snyder created the company in 2002 despite disclosure in the filing that the company was incorporated in Nevada in July of 2008. Moreover, in your website you disclose that "Triangle Casting represents the area's most accomplished team of independent remodeling contractors who are experts in their field…" and that "[t]hrough a unique partnership strategy, Triangle Casting has assembled the most accomplished team of designers, architects, permit expeditors, project managers and contractors in the Triangle." This disclosure is inconsistent with your Business discussion. Please revise and advise.

15. In accordance with Item 101(h)(4)(ix) of Regulation S-K, please disclose whether your business is subject to any government regulations and the effect that the compliance with such regulation may have on your business.

Overview, page 11

16. We note your disclosure in the third paragraph. It appears that you may be or plan to be involved in the project management aspects of the renovation projects and that you may contract out the construction/renovation services. Please clarify this in the filing or otherwise describe in detail what services you intend to provide to existing homeowners.

Our Operating Strategy, page 11

17. Please elaborate on what constitutes "state-of-the-art" renovation techniques and practices.

18. We note your disclosure that the "financial model for home renovation is stable in the Research Triangle and other metro markets experiencing a rapid growth in the demand for renovation". Please elaborate on the terms of the financial model referenced in your disclosure as well as clearly identify the geographical markets in which you intend to provide renovation services.

Pricing, page 12

19. Please expand your disclosure on what your "past experience in completing profitable renovation projects" has been. Also, please disclose how you derived the 5% net profit target and why you believe that the stated target will enable you to "obtain quick market share."

Competition

20. Please provide a more thorough discussion of the company's competitive business conditions, your competitive position in the industry and methods of competition. Please see Item 101(h)(4)(iv) of Regulation S-K.

Capital Resources and Liquidity, page 16

21. Expand your disclosure by providing the basis of why you believe that you have sufficient cash to cover your daily operations while attempting to launch your business. Please elaborate on required funding necessary to start operations and balance that disclosure with your current cash on hand.

22. Please discuss the impact on your liquidity of the costs associated with being a reporting company under the Exchange Act, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002. We note your risk factor on this issue.

23. Please disclose the source of the $2,981 in revenue earned.

Directors, Executive Officers, Promoters and Control Persons, page 16

24. In accordance with Item 401(e) of Regulation S-K, please describe in more detail Mr. Snyder' business experience in the last five years, including time periods of employment at each entity listed. Please also include the time frame that Mr. Snyder worked for Williams Grading & Paving, an explanation of Sitework Development, LLC's business, and the nature of Triangle Casting Supply, LLC's business.

Executive Compensation, page 17

Summary Compensation Table, page 17

25. In accordance with Instruction to Item 402(n)(2)(v) of Regulation S-K, in a footnote to the "Stock Awards" column, please disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis.

26. We note that in the Summary Compensation Table you disclose a stock grant of $400. Please provide a narrative to the table explaining this grant of stock in accordance with Item 402(o) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 18

27. Please revise your disclosure here and in the footnotes to the table on page 8 to be consistent with your Note 4 disclosure on page F-9.

Signatures

28. Please have the filing signed by the principal financial officer. Additionally, ensure that the preamble to the signature conforms to the language of the form.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, 2nd Floor
        Manalapan, NJ 07726
        via facsimile at (732) 577-1188